EXHIBIT 99.1

Telkom SA Limited appointment of alternative director

Telkom SA Limited (Registration Number 1991/005476/06) ISIN ZAE000044897 JSE and NYSE Share Code TKG (“Telkom”)

APPOINTMENT OF ALTERNATIVE DIRECTOR

Mr BP Manning has been appointed as Alternate Director to Mr SM McKenzie with immediate effect. Mr Manning holds the position of Financial Controller in Telkom, and is a SBC representative.

Johannesburg 9 December 2003